ɔ STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-68949

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dean Bradley Osborne Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Embarcadero Center
(No. and Street)

San Francisco (City) California (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burr Pilger Mayer, Inc.
(Name - *if individual, state last, first, middle name*)

600 California Street, Suite 1300 (Address) San Francisco (City) California (State) 94108 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK BRADLEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Dean Bradley Osborne Partners LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CO-PRESIDENT AND TREASURER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______
2 ______
3 ______
4 ______
5 ______
6 ______

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 3rd (Date) day of March (Month), 2014 (Year), by

(1) Mark H. Bradley (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature [signature] (Signature of Notary Public)

G. COMPTON
Commission # 1892785
Notary Public - California
San Francisco County
My Comm. Expires Jun 17, 2014

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: DBO - Financial Statements

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

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Building Your Future

BPM
BURR PILGER MAYER

DEAN BRADLEY OSBORNE PARTNERS LLC
(SEC ID. No. 8-68949)

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

December 31, 2013

DEAN BRADLEY OSBORNE PARTNERS LLC

CONTENTS

BPM
BURR PILGER MAYER
600 California Street, Suite 1300, San Francisco, CA 94108
Phone 415.421.5757 **Fax** 415.288.6288 **Email** bpm@bpmcpa.com **Web** bpmcpa.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Dean Bradley Osborne Partners LLC:

We have audited the accompanying financial statements of Dean Bradley Osborne Partners LLC (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in member's capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dean Bradley Osborne Partners LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Burr Pilger Mayer, Inc.

Burr Pilger Mayer, Inc.
San Francisco, California
February 28, 2014

DEAN BRADLEY OSBORNE PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

ASSETS

Cash	$	957,573
Total assets	$	957,573

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:		
Accounts payable	$	32,161
Due to parent		12,433
Total liabilities		44,594
Commitments and contingencies (Note 5)		
Member's capital		912,979
Total liabilities and member's capital	$	957,573

The accompanying notes are an integral part of these financial statements.

DEAN BRADLEY OSBORNE PARTNERS LLC

STATEMENT OF OPERATIONS

for the year ended December 31, 2013

Revenues:	
Investment banking	$ 7,457,373
Advisory income	656,900
Total revenues	8,114,273
Expenses:	
Professional fees	34,227
Taxes and regulatory fees	81,876
Total expenses	116,103
Net income	$ 7,998,170

The accompanying notes are an integral part of these financial statements.

DEAN BRADLEY OSBORNE PARTNERS LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

for the year ended December 31, 2013

Member's capital, beginning of year	$	414,809
Withdrawals		(7,500,000)
Net income		7,998,170
Member's capital, end of year	$	912,979

The accompanying notes are an integral part of these financial statements.

DEAN BRADLEY OSBORNE PARTNERS LLC

STATEMENT OF CASH FLOWS

for the year ended December 31, 2013

Cash flows from operating activities:	
Net income	$ 7,998,170
Change in assets and liabilities:	
Other assets	870
Accounts payable	30,936
Net cash provided by operating activities	8,029,976
Cash flows from financing activities:	
Capital withdrawals	(7,500,000)
Net cash used in financing activities	(7,500,000)
Net increase in cash	529,976
Cash, beginning of year	427,597
Cash, end of year	$ 957,573
Supplemental information:	
Income taxes paid	$ 41,269

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Accounting Policies

Organization and Nature of Business

Dean Bradley Osborne Partners LLC (the Company) is a Delaware Limited Liability Company formed on August 12, 2011, and its principal place of business is located in San Francisco, California. The Company is a private placement broker-dealer registered with the U.S. Securities and Exchange Commission (SEC), on February 8, 2012 and is regulated by the Financial Industry Regulatory Authority (FINRA). The Company is a registered broker-dealer in the state of California and also in the state of New York effective February 14, 2012 and February 23, 2012, respectively. The sole managing member of the Company is Dean Bradley Osborne LLC (the Parent or DBO). DBO is a non-operating holding company and certain expenses of the Company were paid by the Parent through an Expense Sharing Agreement (see Note 4).

In accordance with the Company's operating agreement, the Company will continue in existence unless dissolved by its member.

The Company is an investment banking advisory firm providing advice to corporations, private equity investors, partnerships and institutions. The Firm provides high quality independent advice and transaction execution capabilities to corporations and investors in connection with mergers and acquisitions, private sales, defense advisory, financial restructuring, capital raising advisory services pertaining to equity and debt including private placements and structuring of public equity offerings. The Company helps clients devise strategies for enhancing shareholder value or to optimally raise capital to meet investment and growth objectives as well as proactively brings new ideas and perspective regarding individual companies and strategic industry sectors.

The Company does not hold customer funds or safe keep customer securities and is therefore exempt from SEC Rule 15c3-3 under the provisions provided for in subparagraph (k)(2)(i).

Basis of Presentation

The financial statements of the Company have been prepared using accounting principles generally accepted in the United States of America (U.S. GAAP). Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Investment Banking

Investment banking services are performed pursuant to engagement letters that specify the services to be provided and fees and reimbursements to be paid. Investment banking fees are recognized upon completion of the transaction process. Costs associated with transaction fees are expensed as incurred.

Continued

1. **Organization and Summary of Accounting Policies**, continued

Advisory Income

Advisory fees are derived primarily from providing investment advice, research, and administrative services. Income is recognized as services are rendered and the pricing and collectability of the service is assured.

Cash

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. Deposits held by commercial bank may, at times, exceed federally insured limits. The Company has never experienced any losses related to this balance. As of December 31, 2013, there were no cash equivalents.

Fair Value of Financial Instruments

The carrying amounts of certain of the Company's financial instruments, including cash, other assets and accounts payable approximate fair value because of their short-term maturities.

Income Taxes

The Company was formed as a Delaware Limited Liability Company (LLC). LLC's are not taxable entities and are treated in the same manner as a partnership for federal and state income tax purposes. Federal and state income tax statutes require that the income or loss of the LLC be included in the tax returns of the individual members.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, local, and foreign jurisdictions, where applicable. As of December 31, 2013, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations is from the year 2011 (year of inception) forward.

Significant Customers

For the year ended December 31, 2013, one customer accounted for 49% of total revenues.

Continued

2. Member's Capital

The Company is a limited liability company and, as such, no member shall have any personal liability to the Company, any other member or to any creditor of the Company for the debts of the Company beyond the amount contributed by the member to the Company.

Contributions and withdrawals by the member may be made from time to time with the consent and approval of the sole managing member as set forth in the Company's LLC Agreement.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) (the Rule), which, among other items, requires the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital, both as defined by the Rule, of 15 to 1. The Rule also restricts the timing and amounts of capital withdrawals or dividends paid. At December 31, 2013, the Company had net regulatory capital of $912,979, which was $907,979 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 4.9 to 1.0 as of December 31, 2013.

4. Related Party Transactions

The Company maintains an Expense Sharing Agreement with its sole member, Dean Bradley Osborne LLC. Pursuant to that agreement, certain management and administrative expenses which might otherwise have been paid and recorded by the Company, are paid for and recorded by the Parent. During the year ended December 31, 2013, the Parent paid certain expenses, including (a) employee compensation and benefits, (b) office and equipment leases, (c) marketing and business development and (d) other general and administrative expenses.

If the Expense Sharing Agreement was not in place, the Company would need to procure the services covered in the agreement and its financial results could be materially different.

5. Commitments and Contingencies

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2013 and were subsequently settled had no material effect on the financial statements as of that date. As of December 31, 2013, there were no contingencies.

Continued

6. Indemnifications

The Company enters into contracts that contain various indemnifications. The Company's maximum exposure under these agreements is not estimable. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of material loss to be remote.

7. Subsequent Events

The Company has evaluated subsequent events through February 28, 2014, the date the financial statements were available for issuance, and has determined that there were no material subsequent events to disclose.

SUPPLEMENTARY INFORMATION

DEAN BRADLEY OSBORNE PARTNERS LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

for the year ended December 31, 2013

Net capital:		
Total member's capital		$ 912,979
Deductions and/or charges:		
Non-allowable assets:		
Other assets	$ -	
Total deductions and/or charges		-
Net capital		$ 912,979
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable	$ 32,161	
Due to parent	12,433	
Total aggregate indebtedness (A.I.)		$ 44,594
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of A.I.)		$ 2,973
Minimum dollar requirement		$ 5,000
Excess net capital		$ 907,979
Net capital less greater of 10% of A.I. or 120% of minimum dollar requirement		906,979
Ratio: Aggregate indebtedness to net capital		4.9%

There was no difference between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2013 Part IIA FOCUS filing.

BPM
BURR PILGER MAYER
600 California Street, Suite 1300, San Francisco, CA 94108
Phone 415.421.5757 Fax 415.288.6288 Email bpm@bpmcpa.com Web bpmcpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED UNDER RULE 17a-5(g)(1) OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member of
Dean Bradley Osborne Partners LLC:

In planning and performing our audit of the financial statements of Dean Bradley Osborne Partners LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Burr Pilger Mayer, Inc.

Burr Pilger Mayer, Inc.
San Francisco, California
February 28, 2014